UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
				(Amendment No. _3_)

American Technology Corp.
                  _____________________________________________
       (Name of Issuer)

Common Stock
                 _______________________________________________
(Title of Class of Securities)

030145205
              _________________________________________________
(CUSIP Number)


		with a copy to:
Austin W. Marxe		Allen B. Levithan, Esq.
527 Madison Avenue, Suite 2600		Lowenstein Sandler PC
New York, New York 10022		65 Livingston Avenue
			Roseland, New Jersey 07068
			(973) 597-2406
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2008
(Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	____	Rule 13d-1(b)
	_x__	Rule 13d-1(c)
	____	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the
Act
 but shall be subject to all other provisions of the Act (however, see the Notes).



Cusip No. 030145205       13G                           Page 2 of 6 Pages
1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

	Austin W. Marxe and David M. Greenhouse


	2.	Check the Appropriate Box if a Member of a Group (See
Instructions):
	(a)	[    ]	 	Not Applicable
	(b)	[    ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions):  00

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e):
				Not Applicable

	6.	Citizenship or Place of Organization:	    United States

	Number of	7.	Sole Voting Power:	0
	Shares Beneficially	8.	Shared Voting Power:	 4,717,320*
	Owned by
	Each Reporting	9.	Sole Dispositive Power:	0
	Person With	10.	Shared Dispositive Power:	  4,717,320*__

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
         4,717,320*

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
		(See Instructions):		               Not Applicable

	13.	Percent of Class Represented by Amount in Row (11):     14.6%*

	14.	Type of Reporting Person (See Instructions):       IA, IN


* This is a joint filing by Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?). Marxe and Greenhouse share sole voting and investment power over 1,574,806 shares of Common Stock and 537,319 Warrants to purchase 565,196 shares of Common Stock owned by Special Situations Fund III QP, L.P., 28,482 shares of Common Stock and 46,872 Warrants to purchase 49,315 shares of Common Stock owned by Special Situations Fund III, L.P., 550,640 shares of Common Stock and 177,871 Warrants to purchase 190,605 shares of Common Stock owned by Special Situations Private Equity Fund, L.P., 183,435 shares of Commons Stock and 57,729 Warrants to purchase 60,155 shares of Common Stock owned by Special Situations Technology Fund, L.P., and 1,140,200 shares of Common Stock and 359,326 Warrants to purchase 374,486 shares of Common Stock owned by Special Situations Technology Fund II, L.P. See Items 2 and 4 of this Schedule for additional information.


								Page 3 of 6 Pages
Item 1.	Security and Issuer:
	(a) American Technology Corp.
	(b) 13114 Evening Creek Drive South, San Diego, CA 92128

Item 2. (a)	Name of Person Filing:
	The persons filing this report are Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?), who are the controlling principals of AWM Investment Company, Inc. (?AWM?), the general partner of MGP Advisers Limited Partnership (?MGP?), the general partner of and investment adviser to Special Situations Fund III, L.P. (?SSF3?) and the general partner of Special Situations Fund III QP, L.P. (?SSFQP?). Marxe and Greenhouse are also members of MG Advisers L.L.C. (?MG?), the general partner of Special Situations Private Equity Fund, L.P. (?SSPE?), and members of SST Advisers, L.L.C. (?SSTA?), the general partner of Special Situations Technology Fund, L.P. (?Technology?) and Special Situations Technology Fund II, L.P. (?Tech II?). AWM also serves as the investment adviser to SSFQP, SSPE, Technology and Tech
II. (SSF3, SSFQP, SSPE, Technology and Tech II will hereafter be referred to as, the ?Funds?). The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

             (b) Address of Principal Business Office or, if none, Residence:

	The principal business address for Marxe and Greenhouse is 527 Madison Avenue, Suite 2600, New York, NY 10022.


              (c) Citizenship:

       	           Austin W. Marxe and David M. Greenhouse are United States citizens.

              (d) Title of Class of Securities:  Common shares
	              (e) CUSIP Number:  030145205

Item 3. If this statement is filed pursuant to $240.13d-1(b) or 240.13d-2(b), check whether
            the person filing is a:    Not Applicable

(a) ( )	Broker or Dealer registered under section 15 of the Act;
(b) ( )	Bank as defined in section 3(a) (6) of the Act;
(c) ( )	Insurance Company as defined in section 3(a) (19) of the Act;
(d) ( )	Investment Company registered under section 8 of the Investment
Company Act of 1940;
(e) ( )	An Investment Adviser in accordance with $240.13d
		-1(b)(I)(ii)(E);
(f) ( )	An employee benefit plan or endowment fund in accordance with
$240.13d-1(b)(I)(ii)(F);


								Page 4 of 6 Pages

(g) ( )	A parent holding company or control person in accordance with
$240.13d-
	1(b)(1)(ii)(G);
(h) ( ) 	A savings association as defined in Section 3(b) of the Federal
Deposit Insurance

	Act;
(i) ( ) 	A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment
Company Act of 1940;
(j) ( )   	Group, in accordance with $240.13d-1(b)(1)(ii)(J).


Item 4.       Ownership:

	 (a) Amount Beneficially Owned: Messrs. Marxe and Greenhouse beneficially own a total of 3,477,563 shares of Common Stock and 1,179,117 Warrants to purchase 1,239,757 shares of Common Stock. This amount includes 550,640 Common Shares and 177,871 Warrants to purchase 190,605 shares of Common Stock owned by SSPE, 183,435 Common Shares and 57,729 Warrants to purchase 60,155 shares of Common Stock owned by Technology, 1,140,200 Common Shares and 359,326 Warrants to purchase 374,486 shares of Common Stock owned by Tech II, 1,574,806 Common Shares and 537,319 Warrants to purchase 565,196 shares of Common Stock owned by SSFQP and 28,482 Common Shares and 46,872 Warrants to purchase 49,315 shares of Common Stock owned by SSF3.

	(b) Percent of Class: Messrs. Marxe and Greenhouse beneficially own 14.6% of the shares outstanding. SSPE owns 2.4% of the outstanding shares, Technology owns 0.8% of the outstanding shares, Tech II owns 4.9% of the outstanding shares, SSFQP owns 6.9% of the outstanding shares and SSF3 owns 0.3% of the outstanding shares.

	(c) Number of Shares as to which the person has:

		(i)	Sole power to vote or to direct the vote:  0

		(ii)	Shared power to vote or to direct the vote:  4,717,320

		(iii)	Sole power to dispose or to direct the disposition of:  0

(iv)	Shared power to dispose or to direct the disposition of:
4,717,320


Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following __.

Item 6.Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on By the Parent Holding Company: Not Applicable.







       Page 5 of 6 Pages



Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9. Notices of Dissolution of Group:  Not applicable.

Item 10.Certification:

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2009




				/s/ Austin W. Marxe
				AUSTIN W. MARXE



				/s/David M Greenhouse
				DAVID M. GREENHOUSE




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).













       								Page 6 of 6 Pages


JOINT FILING AGREEMENT


	Austin W. Marxe and David M. Greenhouse hereby agree that the Schedule 13G to which this agreement is attached is filed on behalf of each of them.



	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse




-6-

S5313/1
1319328.02